EXHIBIT 4.8

Lease Agreement

Shenzhen Huiye Technology Co. Ltd. or Shenzhen Huiye, herein as Lessor
Golden Group Corporation (Shenzhen) Limited, herein as Lessee.

1.	Premise: Huiye Technology Park, Guanguang Road, Bao’an, Shenzhen. Rent is payable monthly, and the lease terminates on April 15, 2008.

2.	Area and rent : See appendix.

3.	Term: The term of this lease is to commence in April 2006 and continue until April 15, 2008.

4.	Deposit and Rent

a.	Deposit:

i.	The deposit is RMB 50,000.

ii.
On execution of this agreement, Lessee agrees to deposit with Lessor the sum of RMB 50,000, as security for the full and faithful performance by Lessee of this agreement, all of which shall be refundable within 7 days from the date of expiration of the contract. No portion of the deposit will be refunded until Lessee has surrendered the entire premise.

iii.	If Lessee terminates the lease unilaterally before the expiration of the contract, Lessor may abate the deposit accordingly.

iv.	Lessor may retain all or a portion of the security deposit for any damages caused by Lessee.

b.	Rent:

i.	Lessee agrees to pay rent monthly. Lessee does not need to pay rent for the duration from April 16, 2006 to June 15, 2006.

ii.
A late fee will be assessed if Lessee is late in rendering the payment. In the event of nonpayment, Lessor may place a lien on the property and can terminate the lease or resort to other legal remedies, at the option of Lessor.

iii.
Lessee must give one month notice if Lessee wishes to terminate the lease before the expiration date. Early termination of the lease is subject to Lessor’s approval. A fee equal to the amount of 45 days rent will apply if the early termination is approved.

5.	Lessor’s Obligations

a.	Lessor agrees to provide and maintain good and clean conditions of the premise.

b.	Unless caused by the negligence of the Lessee, Lessor shall be responsible for repairs to the premise, not including any attachments to the premise.

c.	Unless provided in this agreement, Lessor cannot terminate the lease before the expiration date.

d.	Lessor reserves the right to adjust the rent and the amount of the deposit based on changes of any related regulations.

6.	Lessee’s obligations

a.	Lessee must render rent and other applicable fees in a timely manner.

b.	Lessee is responsible for all the repair and maintenance except those borne by Lessor pursuant to this agreement or those caused by Acts of God.

c.	Lessee shall make no alterations or construct or demolish any part of the building without Lessor’s consent.

d.
Lessee needs to obtain Lessor’s consent before making any alteration to the electricity or plumbing system of the building. If such changes are made, Lessee agrees to restore the system to the original state by the expiration of the lease.

e.	Lessee shall not assign the lease to another party and must refrain from any illegal activities within the premise.

f.	Lessee is responsible for any economic loss caused by Lessee’s negligence and incurred to a third person or Lessor.

g.	Lessee agrees to comply with all the regulations and rules set forth by Lessor.

h.	Lessee is responsible for any loss incurred to Lessor caused by Lessee’s involvement in a legal proceeding.

i.	Lessee is not allowed to place its items in a public area of the premise without Lessor’s consent.

j.	Lessee is responsible for payment to entities providing utilities and other public services to the premises during the term of the Lease.

7.	Any party can terminate the contract if a material breach on the part of other party occurs.

8.	Lessee must give 30 days notice to Lessor regarding the renewal of the contract.

9.	If the building is demolished as a result of an unexpected condition of nature, either party can terminate the lease.

10.	This lease may be supplemented and amended by both parties.

Shenzhen Huiye Technology Co. Ltd.
Seal

Golden Group Corporation (Shenzhen) Limited
/s/ Jianguo Jiang

Appendix.

Building number	Area	Term	Standard
	3288 square meter	04/16/2006- 04/15/2008	RMB 11 square meter (tax included)